

Westchester Capital
M A N A G E M E N T

Global

Absolute Return

Catalyst Driven

Q3 2020
Quarterly Review

The Merger Fund®
MERFX/MERIX

Event-Driven Fund
WCERX/WCEIX

Credit Event Fund
WCFRX/WCFIX

The Merger Fund VL
Insurance Dedicated Vehicle
MERVX

OVERALL Morningstar Rating™

Investor	★★★★	Out of 101 market neutral funds as of 9/30/2020
Institutional	★★★★	

Investor	★★★★	Out of 247 multi-alternative funds as of 9/30/2020
Institutional	★★★★	

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics. Ratings based on risk-adjusted returns.



STANDARDIZED PERFORMANCE SUMMARY
As of September 30, 2020

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[1,2]	Net Expenses excluding Investment-Related Expenses[2,3]	Performance Inception	Ticker
Merger Arbitrage[2]											
The Merger Fund (Institutional)	1.81	1.81	3.60	4.61	n/a	3.47	1.72%	1.70%	1.19%	08/01/2013	MERIX
The Merger Fund (Investor)	1.75	1.63	3.35	4.29	3.04	6.00	2.01%	1.99%	1.48%	01/31/1989	MERFX
Insurance Dedicated Funds[2]											
The Merger Fund VL	2.45	2.63	4.37	4.36	2.96	4.74	2.46%	1.94%	1.40%	05/26/2004	MERVX
Opportunistic Credit[2]											
Credit Event Fund (Institutional)	8.11	2.01	3.63	n/a	n/a	4.12	5.40%	1.90%	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	8.00	2.21	3.77	n/a	n/a	3.98	5.65%	2.15%	1.89%	12/29/2017	WCFRX
Multi Event[2]											
Event-Driven Fund (Institutional)	3.51	-3.54	-0.92	4.29	n/a	3.19	2.17%	2.13%	1.57%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	3.53	-3.65	-1.12	n/a	n/a	4.35	2.42%	2.38%	1.82%	03/22/2017	WCERX

	QTD	YTD	1-YR	5-YR	10-YR	15-YR
US Fund Market Neutral	0.87	-2.54	-2.46	0.31	0.37	0.40
US Fund Multialternative	2.12	-3.38	-1.78	1.01	1.22	1.23
US Fund Long/Short Credit	2.61	0.35	1.60	2.23	2.09	—
Wilshire Liq Alt. Event Driven	2.32	1.14	2.44	2.27	1.76	2.85
S&P 500 Index	8.93	5.57	15.15	14.15	13.74	9.19
Barclays Agg. Bond Index	0.62	6.79	6.98	4.18	3.64	4.48
BofAML US 3M Trsy Bill	0.04	0.64	1.10	1.20	0.64	1.29

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. [1]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [2]The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2022 for The Merger Fund®. The Adviser has contractually agreed to limit the ordinary operating expenses through April 30, 2022 for The Merger Fund VL. The Adviser has contractually agreed to waive a portion of its investment advisory fee and to reimburse other ordinary operating expenses through April 30, 2022 for WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund. [3]Investment related expenses include expenses related to short sales and interest on any borrowing or interest on reverse repurchase agreements, as applicable, and acquired fund fees and expenses.

Fellow Shareholders,

This edition of the Westchester Capital Funds' quarterly review has been written by a guest author, Westchester Capital's Managing Director of Strategic Accounts and Investor Relations, Jody Harris-Stern. Mike and I thought it would be helpful to provide the perspective of a senior member of the team who directly interfaces with our clients and the platforms on which our funds are available. We will return to our regularly scheduled program for the fourth quarter year-end summary.

– Roy

As we wrote in earlier letters, the merger and acquisition ("M&A") space and overall financial markets have experienced extreme moves during this unique year. After historic volatility in Q1 2020, financial markets began recovering, and through the end of June, US stocks posted their strongest quarter in 20 years.[1] The rebound continued through Q3 2020 with the S&P 500 and Dow Jones Industrial Average gaining 8.5% and 7.6% for the quarter, respectively. Each index has advanced more than 26% since the end of March 2020. The Nasdaq Composite surged 11% in the third quarter of 2020 and enjoyed its biggest two-quarter gain since 2000, rising an incredible 45%.[2]

Despite the economic and cultural impact of COVID-19, social and political protests, and a nation wracked with anxiety over what some refer to as "the most important election in history," Q3 was relatively stable in our corner of the world. After deal flow had all but dried up in previous quarters, it surged through September 2020. Data provided by Refinitiv shows that the combined value of $5bn-plus deals worldwide soared to $456bn, making it the busiest third quarter on record.[3]

The trend continued into October 2020, even with election uncertainty looming. While the two candidates would have different impacts on M&A, our view is that deal activity is poised to continue its growth over the next 12-18 months, as the world normalizes and we work through the COVID-19 cycle.



Mega deals soar globally in the third quarter

$5-bn+ deals by value ($5bn) ▬   Number of deals ▬

$5-bn global deals rose to $456bn in Q3 2020, the busiest third quarter on record

Source: Refinitiv

Bloomberg posted a story suggesting that a Biden administration should have a "sweeping impact on mergers and acquisitions as he sets his sights on a higher corporate tax rate, new regulation, and increased antitrust scrutiny."[4] However, with Republicans maintaining control of the Senate, President Biden would have difficulty pushing through comprehensive tax reform, and although he would exert influence over the regulation of M&A, substantial changes would be unlikely, in our view. As we have mentioned in the past, we believe predictability is the most important factor in driving transaction activity, as prices adjust to reflect changing tax and transaction-risk economics.

---

[1] U.S. Stocks Finish Best Quarter in More Than 20 Years, *The Wall Street Journal*, June 30, 2020
[2] Stocks Finish Second Straight Quarter of Big Gains, *The Wall Street Journal*, September 30, 2020
[3] Dealmaking rebound drives busiest summer for M&A on record, *Financial Times*, September 30, 2020
[4] Biden Win Would Hit Private Equity Deals, Add Scrutiny to M&A, Bloomberg, October 30, 2020

M&A activity has historically marched on despite political turmoil, economic change, and monetary policy adjustments. If one looks at the 30+ years of M&A data collected, you will see that the appetite for deals continues despite these shifting factors. Even during economic downturns, which tend to have the largest impact on M&A activity, announced transactions have historically still completed. In fact, during those times, some buyers became more active, acquiring companies to seize market share that they might have difficulty acquiring organically. Strategic buyers are continually looking for well-run, profitable, growing companies. And since they can't always find those, they look for companies with upside potential, which need managerial help, capital, sales, or marketing expertise to reach their potential.

In this vein, we will likely see increased interest in "distressed M&A." Distressed companies can represent attractive acquisition targets, as their stock and their debt often trade at prices reflecting business difficulties, and they may be under pressure to sell assets or securities quickly to raise capital or pay down debt. Accordingly, prospective acquirers often have an opportunity to obtain attractive assets or securities at a favorable price.

Warren Buffett

"WE WILL MOVE FORWARD WITH EITHER CANDIDATE THAT GETS ELECTED AS PRESIDENT. THE COUNTRY WILL SURVIVE."

Finally, while the pandemic has undoubtedly been costly and detrimental to many businesses, it has also created growth opportunities for some forward-looking companies as consumer behaviors adapt to a changing world. Technology has been an evolving source of opportunity and the pandemic has changed the ways that we work and collaborate. Continued focus on environmental, social, and corporate governance considerations, via regulation or otherwise, will also impact the evolution of corporate practices. The election's impact on M&A activity remains to be seen, but history has shown that post-recession transaction levels tend to be elevated.

THE MERGER FUND®

The Merger Fund® advanced by 1.81% and 1.75% for the Institutional and Investor share classes, respectively, during the third quarter of 2020, its 100th gain in the 127 quarters since its 1989 inception, bringing YTD performance to 1.81% and 1.63%, respectively. The Merger Fund VL posted a 2.45% return for the quarter, bringing YTD performance to 2.63%. We invested in 168 transactions during the quarter, and while we experienced one terminated deal, the stock (Qiagen) actually traded up on the termination announcement. Reflecting a 3:1 ratio of winners to losers, 123 positions posted gains, while 45 had negative marks-to-market during the quarter. The fund invested in 46 new situations during the quarter, and as of the end of September, the fund held 151 positions and was approximately 87% invested.

In an interesting turn of events, our largest winner was the terminated Qiagen NV/Thermo Fisher Scientific deal (0.67%), a transaction we ultimately voted against. Thermo Fisher had offered 43 euros per Qiagen share, up from its original March 2020 offer of 39 euros per share. For the deal to be approved, two-thirds of Qiagen shareholders needed to tender their shares by August 10th; however, that vote came into question as activist investors publicly argued Thermo Fisher's original offer "severely" undervalued Qiagen given its second quarter 2020 results and global revenue rise of 16%. Ultimately, shareholders, including our funds, agreed and Thermo Fisher failed to meet the required threshold. The stock traded up on the news and continues to trade above the offer price.

Additional contributors were Altaba/Alibaba (0.29%), Forescout Technologies Inc./Advent Intl & Crosspoint Capital (0.27%), Fiat Chrysler Automobiles/Peugeot SA (0.18%), and several special purpose acquisition companies ("SPAC"s) including Kensington Capital Acquisition Corp. (0.15%), Spartan Energy Acquisition Corp. (0.11%), and Fortress Value Acquisition Corp. (0.10%).

Our largest detractors were Taubman Centers Inc./Simon Property Group Inc. (-0.25%), Tiffany & Co/LVMH Moet Hennessy Louis Vuitton SE (-0.22%), Macro Portfolio Hedge (-0.10%), Willis Towers Watson PLC/Aon PLC (-0.09%), and Grandvision NV/EssilorLuxottica (-0.06%).

Statistical Summary

DEAL TERMS	
Cash	56.54%
Stock with Fixed Exchange Ratio	28.70%
Cash & Stock	7.42%
Stock & Stub	7.25%
Undetermined*	0.08%

TYPE OF BUYER	
Strategic	96.58%
Financial	3.42%

BY DEAL TYPE	
Friendly	100.00%
Hostile	0.00%

Sectors



Regions



EVENT-DRIVEN

Sub-Strategy	Allocations	Contribution*
Arbitrage	56.41%	0.32%
Special Situations:	13.45%	-0.77%
Credit:	7.11%	-0.01%
Restructuring:	23.03%	1.03%
Total:	100%	0.57%

*WCEIX is used for performance calculation

Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and a calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector, or geography.

The WCM Alternatives: Event-Driven Fund moved ahead by 3.51% and 3.53% for the Institutional and Investor share classes, respectively, during the quarter, reducing the YTD loss to -3.54% and -3.65%. During the quarter, the fund participated in 194 events with 138 positions posting gains versus 55 positions with negative marks-to-market. Additionally, we entered 36 new positions and the fund was fully invested at quarter-end.

Winners for the quarter were similar to The Merger Fund: Qiagen NV/Thermo Fisher Scientific (0.74%), Kensington Capital Acquisition Corp. (0.51%), Altaba/Alibaba (0.37%), and ForeScout Technologies Inc./Advent Intl & Crosspoint Capital (0.31%). In addition, the Government Sponsored Entities, Fannie Mae and Freddie Mac, continued to perform, adding (0.26%) during the quarter.

The biggest detractors were Bayer AG (-0.43%), whose litigation regarding RoundUp experienced some delays causing the spread to widen, Taubman Centers Inc/Simon Property Group Inc. (-0.31%), Marathon Petroleum (-0.29%), and Tiffany & Co/LVMH Moet Hennessy Louis Vuitton SE (-0.23%).

CREDIT EVENT

CREDIT QUALITY	
A+	1%
BB	3%
BB-	15%
B+	11%
B	12%
B-	19%
<CCC+	23%
Not rated	16%

SUB-STRATEGY ALLOCATION	
M&A Credit	33%
Other Catalyst Credit	44%
Relative Value Credit	14%
Restructuring/Reorg Credit	8%

Figures may not add due to rounding.

The WCM Alternatives: Credit Event Fund was 159% invested at quarter-end. Performance in Q3 bounced back nicely from the March market paralysis, adding 8.11% for the Institutional share class and 8.00% for the Investor share class, bringing its year-to-date gain to 2.01% and 2.21%, respectively. Winners outnumbered losers by more than 7:1. The Fund invested in 93 situations throughout the quarter, 16 of which were new situations, and as of September 30 had 91 credit-related event investments in the portfolio, including multiple SPAC positions.

In the winner column, contributing 3.16% in the aggregate was the continued presence of a group of SPAC investments. Another contributor was Bombardier Inc. debt (0.77%), who in February 2020, announced an agreement to divest its rail transportation business to Alstom for euro 6 billion. This deal is a monetization event, the proceeds of which will be used to pay down the company's large debt load. Since then, several positive developments have occurred. In July, the European Commission gave conditional approval to the deal subject to divestitures and other regulatory conditions. Then in September, both parties agreed to reduce the deal price by 5% due to COVID-19 impacts. The recut reaffirmed Alstom's commitment to the deal. We expect the transaction to close in early 2021, and expect our bonds to be redeemed.

An additional winner was Global A&T Electronics ("GATE") (0.34%), a provider of testing and assembly services to semiconductor companies. In January 2020, it had announced a deal to be acquired by a large global Private Equity firm. We bought GATE 8.5% 2023 first-lien notes because of their priority and security, and with the expectation that they had to be refinanced/redeemed post-closing. The company's operations in Asia have continued without any interruptions even during the COVID-19 crisis. The deal closed in June and the notes were called in August at 100 (known as "par"). Qurate Retail, formerly known as Liberty Interactive Corp., also contributed to the quarter's performance. Qurate consists of retail assets including QVC, HSN, and Zulily. In September, Qurate issued a $1.3 billion special dividend to equity holders in the form of Qurate 8% preferred securities. The preferred securities are Fitch-rated BB- and trade at an attractive yield to the QVC bonds. The preferred securities came under selling pressure as equity holders offloaded this unusual one-time special dividend. We bought some at $90-92 and they are now trading at $99.

There were no significant detractors in Q3. We continue to see the credit event market as robust and remain optimistic about the next 6-9 months in the space.

THE SEARCH FOR TOTAL RETURN

From my vantage point, which is informed by my daily interface with the investment team as well as conversations with institutions, consultants, high-net-worth clients, and advisors, the message I am hearing is clear: bonds are not likely to provide the diversification benefits and risk-adjusted returns that investors have come to expect over previous decades thus pushing the commonly recommended 60/40 asset allocation into peril. How do we adjust client allocations to better reflect this new dynamic?

Picking up a higher yield is typically accompanied by some type of additional risk. Increased credit risk exposes the portfolio to business cycle downturns, while increased duration risk increases bonds' negative correlation with rising interest rates, i.e. as rates rise, by definition bond prices would fall.

Increasing equity weightings by substituting it for bonds may increase a portfolio's return but also volatility over time, and there is no guarantee of dividends or price appreciation.

Merger arbitrage can be considered for potential use as a timely bond diversification strategy. With a low correlation to stocks and bonds, the volatility has been similar to a short-to-medium term bond, yet may provide a return pick-up.

In addition, while the return stream may look like bonds, the strategy does not have the same interest rate risk. Market forces tend to drive merger arbitrage spreads to levels that include a premium to what can be obtained in a risk-free investment, so as short-term interest rates rise, arbitrage spreads, being historically positively correlated to interest rates, should widen commensurately.

<u>Components of the spread</u>



In short, adding an alternative allocation like The Merger Fund® may play a role in increasing risk/adjusted returns by offering bond-like volatility with a total return that equates to an adequate yield.

OUTLOOK

The rest of the year will undoubtedly remain challenging to predict, but we believe there are reasons to be hopeful. The environment for corporate reorganizations is strong as evidenced by the significant rebound in activity and the fact that deal pipelines are reportedly robust.

Expected drivers for M&A in 2021 include:

- U.S. economic conditions, favorable interest rates, and the availability of capital.

- Transaction pipelines are full and optimism is high: We believe the rise in optimism reflects deal-makers' feelings that the worst is behind them, and that due diligence activity can recommence in a safe manner. In fact, deal activity has picked up noticeably in the months since US states began reopening for business.

- The COVID-19 pandemic may have changed the dynamics of debt markets, but financing remains readily available for companies in sectors that have proven resilient throughout the crisis; interest rates remain at historical lows and are likely to be range-bound for some time.

- $2.4 trillion in cash on US corporate balance sheets is the highest it has been in decades.

- PE funds – with record levels of "dry powder" to deploy – have become noticeably more comfortable with pricing and valuing COVID-19 risk and have begun to deploy the capital that they have been entrusted to spend on acquisitions.

- If we were to nit-pick, we believe that potential impediments to deal flow next year could include difficulty in selecting high-quality, fairly priced acquisition targets, economic and regulatory uncertainty, and finally (we hope) buyer competition for targets at prices too low for the targets to accept.

- We remain constructive regarding future investment opportunities.

Best wishes for a healthy and safe holiday season. We appreciate your support and will continue to be available should any of our investors have questions or comments.

Jody Harris-Stern

Jody Harris-Stern

Roy Behren

Roy Behren

Mike Shannon

Mike Shannon

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

SEC '40-Act Funds		Ticker	Strategy	Inception
The Merger Fund®			Merger Arbitrage	
	Investor Share Class	MERFX		1989
	Institutional Share Class	MERIX		2013
WCM Alternatives: Event-Driven Fund			Event-Driven	
	Investor Share Class	WCERX		2017
	Institutional Share Class	WCEIX		2014
WCM Alternatives: Credit Event Fund			Opportunistic Credit	
	Investor Share Class	WCFRX		2017
	Institutional Share Class	WCFIX		2017

Variable Annuity Trust				
The Merger Fund VL		MERVX	Merger Arbitrage	2004

Sub-advised SEC '40-Act Funds				
JNL/Westchester Capital Event Driven Fund			Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund			Merger Arbitrage	2016

Quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter- typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event-Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks, and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of September 30, 2020, were: Willis Towers Watson Public Limited Co. (5.94%), Altaba Inc. (5.82%), Wright Medical Group N.V. (5.15%), E*TRADE Financial Corporation (4.66%), Tiffany & Co. (4.44%), TD Ameritrade Holding Corporation (3.45%), Varian Medical Systems, Inc. (3.22%), Unilever N.V. (3.02%), QIAGEN N.V. (2.88%), Maxim Integrated Products Inc. (2.62%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2020, were: Willis Towers Watson Public Limited Co. (6.07%), Altaba Inc. (5.70%), Wright Medical Group N.V. (5.26%), E*TRADE Financial Corporation (4.76%), Tiffany & Co. (4.34%), TD Ameritrade Holding Corporation (3.52%), Varian Medical Systems, Inc. (3.31%), Unilever N.V. (3.09%), QIAGEN N.V. (2.91%), Maxim Integrated Products, Inc. (2.69%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of September 30, 2020, were: Altaba Inc. (7.46%), Willis Towers Watson Public Limited Co. (6.49%), Wright Medical Group N.V. (5.75%), E*TRADE Financial Corporation (4.98%), Tiffany & Co. (4.58%), TD Ameritrade Holding Corporation (4.05%), QIAGEN N.V. (3.28%), Siemens AG (3.22%), Unilever N.V. (3.06%), DuPont de Nemours, Inc. (2.95%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of September 30, 2020, were: Altaba Inc. (6.43%), Refinitiv US Holdings Inc. (6.41%), Qurate Retail Inc. (5.34%), Montage Resources Corp. (5.16%), Gogo International Holdings LLC (4.6%), APX Group (4.65%), RentPath LLC (4.40%), Claire's Stores (4.09%), Nielsen Finance LLC (3.93%), Bombardier Inc. (3.80%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue, or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment, and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower-rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities.

The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds nor any of their representatives may give legal or tax advice.

The views expressed are as of November 19 1, 2020, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed, and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of September 30, 2020, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 101 funds in the last three years, 74 funds in the last five years, and 22 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class (MERFX) received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 5 stars, 4 stars and 5 stars for the three-, five- and ten-year periods, respectively. Ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of September 30, 2020, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following periods: 247 funds in the last three years and 192 funds in the last five years. With respect to these Multi Alternative funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar Rating of 4 stars and 4 stars for the three- and five-year periods, respectively. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars and 4 stars for the three- and five-year periods, respectively. 5-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

A number of the comments in this document are based on current expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from expectations. The opinions expressed are a reflection of Westchester Capital Management's best judgment at the time this document is compiled and any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise is disclaimed. Furthermore, these views are not intended to predict or guarantee the future performance of any individual security, asset class, or markets generally, nor are they intended to predict the future performance of any Westchester Capital Management account, portfolio or fund.

Definitions: **The S&P 500 Index** is a broad-based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment-grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch, and S&P is Ba1/BB+/BB+ or below. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used to buy one or more existing companies **Alpha** is used in finance as a measure of performance, indicating when a strategy, trader, or portfolio manager has managed to beat the market return over some period. Alpha, often considered the active return on an investment, gauges the performance of an investment against a market index or benchmark that is considered to represent the market's movement as a whole.

The Merger Fund®, WCM Alternatives: Event-Driven Fund, and WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC. The Merger Fund VL is available through variable products offered by third-party insurance companies and is not affiliated with Compass Distributors, LLC.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

(914) 741-5600 ■ Fax (914) 741-2950

The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 11/30/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size (MM)	$ 50,295,846

The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2021, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses (including short interest and dividend expense of 0.46% and acquired fund fees and expenses of 0.08%), total annual operating expenses were 1.40%. Expense ratios are as of the April 17, 2020 prospectus.

Trailing Returns (as of month-end)

As of Date: 11/30/2020

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	2.47%	3.45%	5.35%	6.24%	6.46%	4.73%	3.17%	4.89%
Wilshire Event Driven	2.47%	2.99%	3.98%	4.43%	3.58%	2.80%	1.97%	2.98%
Barc Agg Bond	0.98%	0.48%	7.36%	7.28%	5.45%	4.34%	3.71%	4.51%
Benchmark: US 3-mo T-Bill	0.01%	0.03%	0.66%	0.80%	1.64%	1.20%	0.64%	1.36%
US Insurance Market Neutral	3.94%	4.50%	1.35%	2.35%	4.33%	3.57%	—	—

Trailing Returns (as of quarter-end)

As of Date: 9/30/2020

	MERVX
QTD	2.45%
1 Year	4.37%
3 Years	5.31%
5 Years	4.36%
10 Years	2.96%
Since Inception	4.77%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 11/30/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.76%
Number of long positions:	121
Number of short positions:	17
Percent invested:	92%

TOP 10 Holdings 40.10%

1. Willis Towers Watson Public Limited Co.
2. Altaba Inc.
3. Varian Medical Systems, Inc.
4. Tiffany & Co.
5. Unilever N.V.
6. Eaton Vance Corp.
7. Maxim Integrated Products, Inc.
8. Fiat Chrysler Automobiles N.V.
9. Navistar International Corporation
10. FTAC Olympus Acquisition Corp.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 12/1/2017 to 11/30/2020

	MERVX	Wilshire Event Driven	Barc. Agg Bond
Std Dev	3.47%	4.50%	3.40%
Sharpe Ratio	1.37	0.46	1.13
Sortino Ratio	2.33	0.59	2.46
Beta (vs S&P 500)	0.12	0.20	0.01
Correlation (vs S&P 500)	38.42	70.50	0.35
Beta (vs Barc. Agg)	0.10	0.29	1.00
Correlation (vs Barc. Agg)	0.96	4.74	100.00

Deal Terms


Cash
60.53%
Stock with Fixed Exchange Ratio
24.37%
Cash & Stock
8.70%
Stock and Stub
6.39%
0.00%
20.00%
40.00%
60.00%
80.00%

Regional Exposure


United States
70.33%
Europe ex-U.K.
14.04%
United Kingdom
9.52%
Asia ex-Japan
2.64%
Australia
1.69%
Japan
1.40%
Canada
0.29%
North America Offshore
0.08%
0.00%
20.00%
40.00%
60.00%
80.00%

Sector Exposure


Consumer Disc.
28.35%
Financials
16.94%
Information Tech.
15.18%
Health Care
9.59%
Consumer Staples
7.13%
Communication Services
6.31%
Industrials
5.49%
Energy
4.86%
Real Estate
3.90%
Materials
1.19%
Utilities
1.06%
0.00%
10.00%
20.00%
30.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prosepectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire Liquid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.